[UBS Letterhead]

January 24, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John M. Ganley
Senior Counsel
Division of Investment Management

Re:	PIMCO Dynamic Credit Income Fund
Registration Statement on Form N-2 (File Nos. 333-184290 and 811-22758)

Dear Mr. Ganley:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, UBS Securities LLC, as representative of the several Underwriters, hereby joins the above-referenced registrant in requesting that the effective date of such Registration Statement be accelerated so that it will be declared effective by 9:00 a.m., Eastern time, on January 28, 2013, or as soon thereafter as possible.

The following information with respect to the expected approximate distribution of Preliminary Prospectuses dated December 18, 2012 and distributed between December 18, 2012 and January 23, 2013 is furnished pursuant to Rule 460 under the Securities Act of 1933:

PIMCO Dynamic Credit Income Fund

No. of Copies
To Individuals / Institutions / Prospective Underwriters	107,116
To Statistical, Public Services, FINRA, NYSE	100

TOTAL	107,216

With respect to Rule 15c2-8 under the Securities Exchange Act of 1934 (the “Rule”), we wish to advise the Commission that the Underwriters will distribute copies of the Preliminary Prospectus to any person who is expected to receive a confirmation of sale at least 48 hours prior to the date we expect to mail such confirmations. Selected dealers, if any, represent that they will comply with the Rule.

Yours truly,

UBS SECURITIES LLC

By:	/s/ Todd Reit
Todd Reit Managing Director

By:	/s/ Saawan Pathange
Saawan Pathange Executive Director